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                                                  April 7, 2006

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Room: 6125
Washington DC, 20549

ATTN:  Jeffrey Riedler, Assistant Director

         RE:      OMRIX BIOPHARMACEUTICALS, INC.
                  AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-1, FILED MARCH 24, 2006; COMMISSION FILE NO. 333-131107
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Dear Mr. Riedler:

     On behalf of Omrix Biopharmaceuticals, Inc. (the "Company"), we are hereby responding to comments by the staff (the "Staff") of the Securities and Exchange Commission contained in your letter dated March 30, 2006 (the "Comment Letter"), in connection with the above-captioned registration statement (the "Registration Statement"). Page references contained in the response are to the form of prospectus contained in Pre-Effective Amendment No. 3 to the Registration Statement, which is being filed simultaneously with this response. For convenience of reference, each of the Staff's comments is reproduced below in italics under the Staff's topic headings followed in each case by the related Company response.

Management's Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates Accounting for stock-based compensation and fair value of our common stock, page F-42

1. We have read your response to comment 4 and we noted in your revised disclosure on page 43 that the original estimate of the fair value of the common stock underlying the options granted was performed by the board of directors and management but was reassessed retrospectively. Please clarify in the filing if the reassessment resulted in a change in the original estimate of the fair value of the common stock underlying the options granted. If there was an increase in the fair value of the common stock underlying the options granted due to the reassessment it does not appear as though you recorded any additional compensation expense. In helping us to understand your response please provide to us your reassessment analysis.




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     Company Response:

     The reassessment did not result in a change in the original estimate of the fair value of the common stock underlying the options granted. As a result, the Company believes that no additional disclosure is required. The Company is providing the reassessment analysis to you supplementally under separate cover.

Report of Independent Registered Public Accounting Firm, page F-2
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2.       Please remove the restriction on the audit opinion and include the dual date in the pre-effective amendment we declare effective. This also applies to the Ziv Haft audit opinion. In addition please revise the auditors' consent once the dual date has become effective.

     Company Response:


     The restriction on the audit opinions has been removed and the consents have been revised in accordance with the Staff's request.


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     We thank you for your prompt attention to this letter responding to the
Staff's Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 735-2694.

                                                     Very truly yours,

                                                     /s/ Phyllis G. Korff
                                                     ---------------------------
                                                     Phyllis G. Korff